iWatt Inc.
2560 Mission College Blvd., Suite 110
Santa Clara, CA 95054

November 25, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention:                      Louis Rambo

Re:	iWatt Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-181855)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), iWatt Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-181855), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or at the earliest practicable date hereafter. The Company has determined not to pursue the initial public offering to which the Registration Statement relates at this time, as the Company does not currently require public financing. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on June 4, 2012. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at iWatt Inc., 2560 Mission College Blvd., Suite 110, Santa Clara, California 95054, facsimile number (408) 854-8590, with a copy to the Company’s counsel, Davis Polk & Wardwell LLP, Attn: William Kelly, 1600 El Camino Real, Menlo Park, California 94025, facsimile number (650) 752-2112.

If you have any questions regarding this letter please contact William Kelly at (650) 752-2003. Thank you for your assistance with this application for withdrawal.

Sincerely,

iWatt Inc.

By:	/s/ Jalal Bagherli
Dr. Jalal Bagherli
Chief Executive Officer